

21002928

:ON

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires:
Estimated average burden
hours per response. 12.00

SEC FILE NUMBER
8-41695

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2020_____AND ENDING_____12/31/2020_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEC Investment Corp.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

___505 North 20th Street, Suite 1150___

(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene Mullenix 205-521-6330

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Warren Averett, LLC___

(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

▢ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.   See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Andrea E. Haines_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__LEC Investment Corp._____ as
of __December 31_____, 2020, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____   _____

                                                _____
                                                              Signature

                                                              Secretary
                         My Commission Expires   Title
                          7/26/24

_____
    Notary Public

This report ** contains (check all applicable boxes):
☒(a) Facing Page.
☒(b) Statement of Financial Condition.
☒(c) Statement of Income (Loss).
☒(d) Statement of Changes in Financial Condition.
☒(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒(g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
☒(l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



LEC INVESTMENT CORP.

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

(Pursuant to Rule 17a-5 of the
Securities and Exchange Commission)

DECEMBER 31, 2020

LEC INVESTMENT CORP.
TABLE OF CONTENTS
DECEMBER 31, 2020

 

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LEC Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LEC Investment Corporation (a Delaware Corporation) as of December 31, 2020, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to financial statements and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of LEC Investment Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LEC Investment Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LEC Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of LEC Investment Corporation's financial statements. The supplemental information is the responsibility of LEC Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as LEC Investment Corp.'s auditor since 2007.
Birmingham, AL
February 9, 2021

LEC INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

		2020
CASH	$	108,664
DEPOSIT – FINRA		1,374
PRE-PAID EXPENSE - FINRA PRELIMINARY RENEWALS	$	10,582
TOTAL ASSETS	$	120,620

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE	$	607
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized, issued, and outstanding 1,000 shares		1,000
Paid-in capital		9,736
Retained earnings		109,277
Total stockholders' equity		120,013
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	120,620

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Consulting fee	$	75,000
OPERATING EXPENSES		
Regulatory fees		1,260
General and administrative expenses		70,965
Total operating expenses		72,225
NET INCOME	$	2,775

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2018	$ 1,000	$ 9,736	$ 106,502	$ 117,238
Net Income	-	-	2,775	2,775
BALANCE AT DECEMBER 31, 2019	$ 1,000	$ 9,736	$ 109,277	$ 120,013

LEC INVESTMENT CORP.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2020

SUBORDINATED LIABILITIES AT BEGINNING OF YEAR	$	-
INCREASES (DECREASES)		-
SUBORDINATED LIABILITIES AT END OF YEAR	$	-

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	2,775
Adjustments to reconcile net income to net cash used		
in operating activities:		
Change in deposit – FINRA		920
Change in 2021 pre-paid expenses		(10,582)
Change in accounts payable		(5,345)
Net cash used in operating activities		(12,232)
NET DECREASE IN CASH		(12,232)
CASH AT BEGINNING OF YEAR		120,895
CASH AT END OF YEAR	$	108,663

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
LEC Investment Corp. (the Company) is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company has been organized to sell partnership interests in real estate syndications by means of private placements on a "best-efforts" basis.

Basis of Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists primarily of bank deposit accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition
Consulting fee revenue is charge to a related party when earned.

Taxes on Income
No provision for income taxes is recorded on the Company's general ledger as the stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740 relating to uncertainty in income taxes. This guidance requires entities to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. In accordance with this guidance, the Company has determined that it does not have any positions at December 31, 2020, that it would be unable to substantiate.

The Company has filed its tax returns for all years through December 31, 2019. Years December 31, 2016, and subsequent remain subject to audit by taxing authorities.

Coronavirus (COVID-19)
The outbreak of the novel coronavirus has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Subsequent Events

The Company has evaluated subsequent events through the date of the issued financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2020, the Company had net capital of $108,057 which was $103,057 in excess of the required net capital of $5,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $607 at December 31, 2020. The Company's ratio of aggregate indebtedness to net capital was 0.00562 to 1.

3. RELATED PARTY TRANSACTIONS

The Company charged consulting fees, pursuant to the management agreement, in the amount of $75,000 during the year ended December 31, 2020, to Crowne Partners Inc., an affiliated corporation, in which two of the Company's stockholders are shareholders.

4. COMMITMENTS AND CONTINGENCIES

The Company is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management is not aware of any litigation or claims. Nor is it aware of any or regulatory matters that will have a material impact on the Company's results of operations or financial position.

SUPPLEMENTAL INFORMATION

Net Capital

Total stockholders' equity	$	120,013
Less deductions and/or charges		11,956

Net Capital	$	108,057

Total aggregate indebtedness	$	607

Computation of Basic Net Capital Requirements

Minimum net capital required	$	5,000

Excess net capital	$	103,057

Ratio: Aggregate indebtedness to net capital		0.56%

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2020, as filed on January 19, 2021.

LEC Investment Corp.
505 20th Street North, Ste 1150
Birmingham, AL 35203
(205) 328-3120

LEC Investment Corporation's Exemption Report

LEC Investment Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i)*: "Special Account for the Exclusive Benefit of customers" maintained.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the period from January 1, 2021 through June 30, 2021, without exception.

(3) The Company met the identified exemption provisions under Footnote 74 of the SEC Release No. 34-70073 during the period from July 1, 2020 through December 31, 2020, without exception. The Company adhered to the net capital requirement pursuant to SEC Rule 15c3-1(1)(2)(vi) and did not receive or hold customers' funds or securities and did not carry customers' accounts.

LEC Investment Corporation
I, Andrea E. Haines, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Secretary

Date: February 9, 2021



2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of LEC Investment Corporation

We have reviewed management's statements, included in the accompanying LEC Investment Corporation Exemption Report, in which (1) LEC Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which LEC Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions), (2) LEC Investment Corporation stated that LEC Investment Corporation met the identified exemption provisions from January 1, 2020 through June 30, 2020, without exception, and (3) LEC Investment Corporation stated that LEC Investment Corporation met the identified exemption provisions under Footnote 74 of the SEC Release No. 34-70073 and adhered to the net capital requirement pursuant to SEC Rule 15c3-1(1)(2)(vi) and did not receive or hold customers' funds or securities and did not carry customers' accounts from July 1, 2020 through December 31, 2020, without exception. LEC Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LEC Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Birmingham, AL
February 9, 2021